RMS

17005972

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

| SEC FILE NUMBER |
|---|
| 8-67942 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Boulevard Suite A-18
(No. and Street)

Woodcliff Lake (City) New Jersey (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick Scianandre 201-476-9011
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

700 Bankers Court Second Street S.W. (Address) Calgary AB T2P QRB (City) Canada (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solium Financial Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO/CCO

Title

Notary Public

LANE R. SCHORSCH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6241903
Qualified in Putnam County
My Commission Expires May 31, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solium
FINANCIAL

Solium Financial Services LLC
Financial Statements
December 31, 2016

# Solium Financial Services LLC

December 31, 2016

## Table of Contents

Deloitte.

Deloitte LLP
700, 850 2nd Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of Solium Financial Services LLC

We have audited the accompanying balance sheet of Solium Financial Services LLC (the "Company") as of December 31, 2016, and the related statements of operations and retained earnings, changes in liabilities subordinate to claims of general creditors, changes in shareholder's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the United States Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Solium Financial Services LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental Statement of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants
February 24, 2017

# Solium Financial Services LLC
## Balance Sheet
*(Amount in U.S. dollars)*

| | Notes | As at December 31, 2016 $ | 2015 $ |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash | 4 | **193,703** | 233,804 |
| Trade and other receivables | | **141,427** | 151,096 |
| Due from related parties | 3 | **2,367,117** | 1,671,807 |
| | | **2,702,247** | 2,056,707 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Trade payables and other accruals | | **25,962** | 65,632 |
| | | **25,962** | 65,632 |
| **SHAREHOLDERS' EQUITY** | | | |
| Share capital | 7 | **120,000** | 120,000 |
| Retained earnings | | **2,556,285** | 1,871,075 |
| | | **2,676,285** | 1,991,075 |
| | | **2,702,247** | 2,056,707 |

The financial statements were approved by the sole member of the LLC on February 24, 2017 and were signed on its behalf.

(Signed) "Kelly Schmitt" Sole Member of the LLC

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC
## Statement of Operations and Retained Earnings
*(Amount in U.S. dollars)*

| | Years ended December 31, 2016 $ | 2015 $ |
|---|---|---|
| **Revenue** | | |
| Broker access and administration fees | **1,303,483** | 973,399 |
| **Operating expenses** | | |
| Salaries and wages | **75,000** | 75,000 |
| General and administrative | **93,186** | 91,237 |
| | **168,186** | 166,237 |
| **Income before income taxes** | **1,135,297** | 807,162 |
| Income taxes | **450,087** | 319,581 |
| **Net income** | **685,210** | 487,581 |
| Retained earnings, beginning of year | **1,871,075** | 1,383,494 |
| **Retained earnings, end of year** | **2,556,285** | 1,871,075 |

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

## Statement of Changes in Shareholder's Equity

For the years ended December 31, 2016 and 2015

*(Amount in U.S. dollars)*

| | $ |
|---|---|
| **Shareholder's equity, January 1, 2015** | **1,503,494** |
| Net income | 487,581 |
| Shareholder's equity, December 31, 2015 | 1,991,075 |
| Net income | 685,210 |
| **Shareholder's equity, December 31, 2016** | **2,676,285** |

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

## Statement of Changes in Liabilities Subordinate to Claims of General Creditors

For the years ended December 31, 2016 and 2015

*(Amount in U.S. dollars)*

| | $ |
|---|---|
| **Balance January 1, 2015** | - |
| Increases | - |
| Decreases | - |
| Balance December 31, 2015 | - |
| Increases | - |
| Decreases | - |
| **Balance December 31, 2016** | - |

Note: No liabilities subordinate to claims of general creditors existed as at December 31, 2016 and 2015.

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC
## Statement of Cash Flows
*(Amount in U.S. dollars)*

| | Notes | For the years ended December 31, 2016 $ | 2015 $ |
|---|---|---|---|
| **Cash flows related to the following activities:** | | | |
| **Operating activities** | | | |
| Net income | | **685,210** | 487,581 |
| Changes in non-cash working capital | 5 | **(725,311)** | (641,162) |
| | | **(40,101)** | (153,581) |
| Net decrease in cash | | **(40,101)** | (153,581) |
| Cash, beginning of year | | **233,804** | 387,385 |
| **Cash, end of year** | 4 | **193,703** | 233,804 |

The accompanying notes are an integral part of these financial statements.

*(Amount in U.S. dollars, unless otherwise stated)*

### 1. Business organization

Solium Financial Services LLC ("SFS" or the "Company") is a Delaware limited liability company ("LLC") and was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings"). As a LLC, the Company does not have a Board of Directors. Its business and affairs are governed by Solium Holdings pursuant to the Company's Operating Agreement.

The Company's primary source of revenue is derived from the access and administration fees earned through agreements with broker partners. The Company operates as a FINRA member and its Chief Executive Officer ("CEO") is licensed with FINRA. As of December 31, 2016, all registration fees and required filings have been made to FINRA and related securities authorities.

### 2. Significant accounting policies

*Basis of presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

*Financial statements*

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting.

*Cash and cash equivalents*

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

*Revenue*

Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

*Income taxes*

Solium Holdings and its domestic subsidiaries, including SFS, file consolidated United States ("U.S.") federal and state income tax returns. Based on the results of the consolidated group, income taxes for SFS for the year ended December 31, 2016 have been estimated at the blended U.S. federal and state income tax rate of 39.64% (2015 – 39.59%).

### 3. Due to and from related parties

Amounts due to and from related parties represent cash collected or paid on behalf of SFS by affiliated companies and thus are due to or from SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms. Interest is charged at the Applicable Federal Rate ("AFR") as published by the U.S. Internal Revenue Service on balances due to Solium Capital Inc., the ultimate Canadian parent company.

As at December 31, 2016, SFS has an amount due from Solium Capital Inc. of $22,978 (2015 - $4,420), therefore no interest has been charged (2015 - $nil).

As at December 31, 2016, SFS has an amount due from Solium Capital LLC of $2,471,813 (2015 - $1,819,974), the amount is non-interest bearing.

*(Amount in U.S. dollars, unless otherwise stated)*

### 4. Net capital

As at December 31, 2016, the Company's net capital is $187,044 (2015 - $190,703). The Company's excess net capital was $182,044 (2015 - $185,703) over the minimum requirements. Its aggregated indebtedness was $25,962 (2015 – $65,632) and its ratio of aggregated indebtedness to net capital was 13.88% (2015 – 34.42%). This was computed pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-1. Cash in the amount of $5,000 (2015 - $5,000) is restricted to maintain the minimum net capital.

### 5. Changes in non-cash working capital

Changes in non-cash working capital items are detailed as follows:

| | **2016** | 2015 |
|---|---|---|
| | **$** | $ |
| Decrease (increase) in accounts receivable | **9,669** | (105,602) |
| Increase in due from related parties | **(695,310)** | (561,938) |
| (Decrease) increase in accounts payable | **(39,670)** | 26,378 |
| Change in non-cash operating working capital | **(725,311)** | (641,162) |

### 6. Financial instruments

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted prices for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's financial instruments are recorded at amortized cost. Their carrying amounts at year end approximate their fair values.

## 7. Share capital

The Company has authorized an unlimited number of common shares

| *Issued* | Number of shares | Amount |
|---|---|---|
| | | $ |
| Common shares | | |
| Balance, December 31, 2016 and 2015 | 100 | 120,000 |

# Solium Financial Services LLC
## Statement of Net Capital
## Pursuant to SEC Rule 15c3-1
As at December 31, 2016 and 2015
*(Amount in U.S. dollars)*

| | 2016 | 2015 |
|---|---|---|
| | $ | $ |
| **Total assets** | **2,702,247** | 2,056,707 |
| Less: total liabilities | **(25,962)** | (65,632) |
| Net worth | **2,676,285** | 1,991,075 |
| Less: non-allowable assets | **(2,489,241)** | (1,800,372) |
| Net capital before haircuts | **187,044** | 190,703 |
| Less: total haircut charges | - | - |
| Net capital | **187,044** | 190,703 |
| Less: required minimum net capital | **(5,000)** | (5,000) |
| Excess net capital | **182,044** | 185,703 |
| **Aggregated indebtedness** | **25,962** | 65,632 |
| **Aggregated indebtedness to net capital** | **13.88%** | 34.42% |

## Reconciliation with Company's Computation
(Included in part II of Form X-17A-5 as at December 31, 2016 and 2015)

| | 2016 | 2015 |
|---|---|---|
| | $ | $ |
| Net Capital, as reported in Company's part II (unaudited) FOCUS report | **167,741** | 319,267 |
| Adjustments to non-allowable assets | **19,303** | (128,564) |
| Net capital per above | **187,044** | 190,703 |

## Solium Financial Services LLC's Exemption Report

**Solium Financial Services LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company did not handle cash or securities on behalf of customers as at December 31, 2016 and for the year ended December 31, 2016. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2016 without exception.

Solium Financial Services LLC
Name of Company

I, Dominick Scianandre, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dominick Scianandre

Title: President / CEO / CCO

**February 24, 2017**

# Deloitte.

Deloitte LLP
700, 850 2nd Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

**Report of the Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of Solium Financial Services LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Solium Financial Services LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte LLP

Chartered Professional Accountants
February 24, 2017

Deloitte.

Deloitte LLP
700, 850 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

To the Shareholder of
Solium Financial Services, LLC
50 Tice Blvd. Ste. A18
Woodcliff Lake NJ 07677-7658

Dear Sirs/Mesdames:

In accordance with Rule 17a-5(e)(4) under the United States Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation to the United States Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016 ("Form SIPC-7"), which were agreed to by Solium Financial Services, LLC ("SFS" or the "Company") and the United States Securities and Exchange Commission, United States Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. SFS's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte LLP

Chartered Professional Accountants
Calgary, Alberta
February 24, 2017

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1433*********************MIXED AADC 220
67942 FINRA DEC
SOLIUM FINANCIAL SERVICES LLC
50 TICE BLVD STE A18
WOODCLIFF LAKE NJ 07677-7658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 201-476-9011

2. A. General Assessment (item 2e from page 2) $ 3,259

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,275 )

7/27/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,984

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,984

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☒ Funds Wired ☐**
**Total (must be same as F above)** $ 1,984

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Financial Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of February, 20 17

President CEO/CCO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,303,483 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 1,303,483 |
| 2e. General Assessment @ .0025 | $ 3,259 |
| | (to page 1, line 2.A.) |